Vemanti Group, Inc.

7545 Irvine Center Dr., Ste 200

Irvine, CA 92618

February 17, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vemanti Group, Inc.
Withdrawal of Registration Statement on Form S-1 Filed September 30, 2021 File No. 333-259898

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Vemanti Group, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-259898), together with all exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission on September 30, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the transactions described therein, and hereby confirms that no securities registered under the Registration Statement have been issued or sold. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

If you have any questions or comments concerning this matter, please contact the Company’s counsel, Liang Shih of The Crone Law Group, P.C., at lshih@cronelawgroup.com.

Very truly yours,

/s/ Tan Tran

Tan Tran
Chief Executive Officer

cc:	Liang Shih, Esq., The Crone Law Group, P.C.